UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Kabushiki Kaisha NTT DOCOMO

(Exact name of the registrant as specified in its charter)

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

JAPAN	1-31221
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

Sanno Park Tower 11-1, Nagata-cho 2-chome Chiyoda-ku, Tokyo 100-6150 Japan
(Address of principal executive offices)		(Zip code)

MUTSUO YAMAMOTO

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150 Japan TEL: +81-3-5156-1111

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

NTT DOCOMO is a joint stock corporation organized under the Companies Act of Japan. NTT DOCOMO was incorporated and registered in August 1991 under the name of NTT Mobile Communications Planning Co., Ltd., and, in April 1992, we were renamed NTT Mobile Communications Network, Inc. We changed our name to NTT DoCoMo, Inc. on April 1, 2000 (NTT DOCOMO, INC. since June 2010).

NTT DOCOMO’s parent company is NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), the holding company of NTT group. NTT group is one of the world’s leading telecommunications operators.

NTT DOCOMO currently provides mobile telephone services over our LTE and W-CDMA networks. As of March 31, 2014, NTT DOCOMO has approximately 63,105 thousand subscribers and a domestic market share of 43.8%.

NTT DOCOMO, its 194 subsidiaries and 35 affiliates (as of March 31, 2014) constitute the NTT DOCOMO group and operate its business.

The reportable business segments of NTT DOCOMO are “mobile phone business” and “all other businesses” which combines quantitatively insignificant operating segments together for disclosure. With regard to all other businesses, major examples of operating segments are credit services, home shopping services, music software sales, Internet access services for hotel facilities, mobile advertising and the like.

Product Categories

NTT DOCOMO Group offers the following category of products for sale to customers:

■	Mobile devices:

Products:    Mobile phones, smartphones, and other devices.

Policy on Non-use of Conflict Minerals

NTT DOCOMO Group’s policy on non-use of conflict minerals is as follows.

NTT DOCOMO Group’s Approach to Conflict Minerals

Some minerals originating in areas affected by conflict, such as the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”), have been suspected of serving as a source of financing for violent armed groups, fomenting conflict and committing serious human rights abuses.

In this context, Section 1502 of the “Dodd-Frank Wall Street Reform and Consumer Protection Act” (the “Act”), signed into law in the United States in July 2010, requires companies listed in the United States to disclose certain information regarding conflict minerals, including the extent to which they use conflict minerals originating in the Covered Countries in their products. Under the Act, “Conflict Minerals” includes tantalum, tin, gold, tungsten and other minerals designated by the Secretary of State (“conflict minerals”).

To continue to be socially responsible with respect to this issue, NTT DOCOMO Group is working with its suppliers to conduct procurement in a way that improves supply chain transparency and, in consideration of the Act, is taking steps to avoid the use of conflict minerals, the proceeds from which could finance armed groups. At the same time, in view of the fact that areas affected by conflict also produce minerals that do not finance armed groups, NTT DOCOMO Group will work to implement its approach to socially responsible procurement without hindering the use of these minerals in its products.

NTT DOCOMO Group asks for the understanding of its suppliers and their cooperation with its surveys. NTT DOCOMO Group also asks that its suppliers endeavor to promote socially responsible procurement of minerals that are used in NTT DOCOMO Group’s products, together with the NTT DOCOMO Group.

A copy of NTT DOCOMO Group’s policy on non-use of conflict minerals is available at:

https://www.nttdocomo.co.jp/english/corporate/procure/policy/index.html#p01

(English)

https://www.nttdocomo.co.jp/corporate/disclosure/procure/policy/csr_procurement/index.html

(Japanese)

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Pursuant to its policy of non-use of conflict minerals, NTT DOCOMO Group surveyed the usage status of conflict minerals in its products and manufactured goods during 2013. As a result of this survey, NTT DOCOMO Group had manufactured and contracted to manufacture products for which “conflict minerals” were necessary to the functionality or production of such products (such minerals, “necessary conflict minerals”).

NTT DOCOMO Group conducted a reasonable country of origin inquiry, which employed a combination of measures to determine whether the necessary conflict minerals in NTT DOCOMO Group’s products originated from the Covered Countries. NTT DOCOMO Group’s primary means of determining the country of origin of necessary conflict minerals was to conduct a supply chain survey with tier 1 suppliers using the EICC/GeSI Conflict Minerals Reporting Template.

NTT DOCOMO Group surveyed all products manufactured or contracted to be manufactured by NTT DOCOMO Group during 2013 that were intended to be sold to its customers.

NTT DOCOMO Group adopted the above described reasonable country of origin inquiry and received responses from tier 1 suppliers. The response rate (based on the aggregate value of NTT DOCOMO Group’s procurement from its suppliers) for NTT DOCOMO Group’s tier 1 suppliers was over 80%.

Based on its reasonable country of origin inquiry, NTT DOCOMO has determined that a portion of the conflict minerals (tantalum, tin, gold and tungsten) that are necessary to the functionality or production of its products may have originated in the Covered Countries and further determined that such necessary conflict minerals may not be from recycled or scrap sources.

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, NTT DOCOMO will file this Specialized Disclosure Form (Form SD) and the attached Conflict Minerals Report. Both Form this SD and the Conflict Minerals Report will be publicly available on NTT DOCOMO’s website at https://www.nttdocomo.co.jp/english/corporate/ir/library/sec/index.html

Item 1.02	Exhibit

The Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NTT DOCOMO, INC.
(Registrant)

By:	/s/ Kaoru Kato	May 30, 2014
Name:	Kaoru Kato
Title:	President and Chief Executive Officer